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                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-57830


                                 MIGRATEC, INC.

                              Prospectus Supplement
                       (To Prospectus Dated May 30, 2002)

         You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

         On July 2, 2002 we issued a drawdown notice to Ironhead Investments, Inc. in connection with the Common Stock Purchase Agreement dated March 27, 2001, evidencing an equity draw down facility between us and Ironhead. This notice offered to sell up to $300,000 of our common stock to Ironhead based on the formula in the Common Stock Purchase Agreement during the 22 day trading period beginning on July 2, 2002 and ending on August 2, 2002. During the first 11 trading days of the 22 trading day period, Ironhead purchased a total of 136,127 shares of our common stock at an average purchase price of $.30052 per share. These purchases resulted in aggregate proceeds, net of fees, of $37,864 being paid and released from escrow to us by Ironhead.

         The attached prospectus relates to the resale of shares acquired by Ironhead pursuant to the Common Stock Purchase Agreement and pursuant to the exercise of warrants held by Ironhead. Because Ironhead may sell some or all of these shares and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that Ironhead will hold after the completion of the offering.

         We expect to use the proceeds of any sale of common stock and upon the exercise of any warrants for cash issued to Ironhead pursuant to this sale of common stock for general corporate purposes.


            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JULY 22, 2002.